VIA EDGAR	November 6, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jill Davis, Branch Chief

John Cannarella

Jason Wynn
George Schuler

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 5 to
Registration Statement on Form SB-2
Filed August 10, 2007
File No. 333-139037

Reference is made to Amendment No. 5 (“Amendment No. 5”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on August 10, 2007, and Staff’s comments under cover of its letter dated August 28, 2007.

We note that your letters dated June 8, July 31 and August 28, 2007 are addressed to the attention of Mr. William E. McKechnie. Please refer to our letters dated April 25, 2007, July 10 and August 10 , 2007 wherein we advised you that Mr. McKechnie is no longer with Xtra-Gold as discussed in Amendment No. 2. We would appreciate your addressing future correspondence to the undersigned, James Longshore, President and to Richard Grayston, Chairman. We would further appreciate your amending your records to reflect our new office address is Suite 301, 360 Bay Street, Toronto, Ontario, Canada, M5H 2V6.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

                        For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comments in its August 28, 2007 letter.

                        In response to Staff’s comments, please be advised as follows:

Amendment No. 5 to Registration Statement on Form SB-2

General

1.                     With respect to our response to comment 1 of your August 28, 2007 letter, we have included financial statements for the six months ended June 30, 2007 in Amendment No. 6. We are mindful of the need to update all information in each amendment, and have updated the information in Amendment No. 6 to the most recent practicable date.

2.                     With respect to our response to comment 2 of your August 28, 2007 letter, we have included the consent from our independent registered accountant in Amendment No. 6.

Statement of Operations Data, page 6

3.                     With respect to our response to comment 3 of your August 28, 2007 letter, we reiterate, as previously advised in our April 25 and August 10, 2007 response letters, that we commenced production at our mine on April 24, 2007. As such, we believe that we qualify as a production stage company in accordance with Industry Guide 7.

Note 4. Acquisitions, page F-39

4.                     With respect to our response to comment 4 of your August 28, 2007 letter, we have complied with staff’s additional verbal request for information pursuant to our conference call with staff on October 4, 2007. Also, please refer to our response letter dated October 25, 2007.

Engineering Comments

General

5.                     With respect to our response to comment 5 of your August 28, 2007 letter, please refer to our letter dated September 10, 2007 at which time we provided supplemental information to support our response.

6.                     With respect to our response to comment 6 of your August 28, 2007 letter, please refer to our letter dated September 10, 2007 at which time we provided supplemental information to support our response.

                        If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or our counsel, James Schneider, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

s/s	R. Kiomi Mori
R. Kiomi Mori,
Secretary-Treasurer

cc:	James Schneider
Richard W. Grayston, Chairman